TSX-V: EPZ

Pink Sheets: ESPZF

www.esperanzasilver.com

NEWS RELEASE

ESPERANZA PROVIDES SAN LUIS FEASIBILITY UPDATE

Vancouver, B.C., June 28, 2010: Esperanza Silver Corp. (EPZ) reports that it has completed its preliminary review of the San Luis Feasibility Study provided to it by Silver Standard Resources Inc., its joint-venture partner on the Peruvian gold and silver project. Esperanza now anticipates a forthcoming joint-venture meeting to discuss the study and determine the best path toward production.

The Feasibility Study estimates an internal rate of return of 26.5% and a net present value, discounted at 5%, of US$39.2 million using base case prices of US$800/ounce gold and US$12.50/ounce silver. At near current prices (US$1170/ounce gold and US$18.50/ounce silver) the rate of return is 58.0% and the net present value is US$109 million.

Capital expenditures are estimated to be US$90.4 million (+/- 15%) for a 400 tonne/day underground mine with annual production of 78,000 ounces of gold and 1.86 million ounces of silver annually over its 3.5 year mine life.

Resources and Reserves

Resource and reserve grades were derived from a geologic block model provided by Resource Evaluation Inc. and Resource Modeling Inc. in 2009. The block model resource estimate used a cut-off grade of 6 g/t gold-equivalent based on a 65:1 gold-silver ratio and metals prices of US$600/troy ounce gold and US$9.25/troy ounce silver. Metallurgical recoveries and net smelter returns were assumed to be 100%.

In this resource estimate, measured and indicated resources totalled 484,000 tonnes grading 22.4 grams of gold and 578.1 grams of silver per tonne containing 348,100 ounces of gold and 9,003,300 ounces of silver. (See the news release dated December 2, 2008 and Updated Mineral Resource Estimate dated January 21, 2009 filed on SEDAR (www.sedar.com) respectively.)

The following table summarizes the mineral reserves within the block model resource estimate used in the Feasibility Study.

San Luis Project Mineral Reserve Summary – June 2010

Material	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Proven	56,279	28.26	604.45	51,136	1,093,690
Probable	447,034	16.65	426.21	239,348	6,125,745
Total	503,313	17.95	446.14	290,484	7,219,435

The mineral reserves were estimated using metal prices of US$800/ounce gold and US$12.50/ounce silver, metallurgical recoveries of 94.0% for gold and 90.0% for silver and an operating cost of US$160.83 per tonne of ore processed to determine a breakeven cut-off grade for reserves of 6.9 g/t gold-equivalent.

The mineral reserves were determined in accordance with CIM (The Canadian Institute of Mining, Metallurgy and Petroleum) guidelines and only measured and indicated resources as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101) were used to calculate the proven and probable mineral reserve.

Operating and Financial Summaries

As presented in the Feasibility Study, the operating cost for the San Luis Project is estimated at US$160.83/tonne of ore processed. The following table summarizes the breakdown of operating costs:

Estimated Annual Operating Cost Summary – June 2010

Area	Average Cost (in US$)	Unit Cost (in US$/tonne Ore)
Mine	8,613,713	59.00
Process	8,222,281	56.32
General & Administration	6,644,496	45.51
Total	23,480,490	160.83

The base case financial summary assumes recovered gold production of 270,031 ounces and silver production of 6,454,810 ounces over the life of the mine:

Base Case Financial Summary – June 2010

(in US$ where applicable)

Base case gold price	$800
Base case silver price	$12.50
Internal rate of return (IRR)	26.5%
Net present value – 0%	$57.5 million
5% discount	$39.2 million
10% discount	$25.6 million

Sensitivities – June 2010

	Gold price (US$/oz)	Silver Price (US$/oz)	IRR (%)	NPV (US$ in millions, 5% discount)
Base Case	800	12.50	26.5	39.2 million
3-year Average	955	14.76	40.2	68.2 million
Spot	1,170	18.50	58.0	109.1 million

Qualified Persons

William Pincus, CPG and President of Esperanza Silver Corp is the qualified person responsible for the contents of this news release.

The Feasibility Study for the San Luis Project was prepared for the joint venture partners.  Upon completion of the Feasibility Study, a NI 43-101 Technical Report was also prepared. The Technical Report is titled “Technical Report for the San Luis Feasibility Study” and will be filed on SEDAR as required. The Qualified persons for this Technical report are:

•

Steve Milne, Milne & Associates, Inc., Tucson, Arizona – mineral reserves and review of mine design, planning and costs;

•

Michael Lechner, Resource Modeling Incorporated, Tucson, Arizona, and Donald Earnest, Resource Evaluation Inc., Tucson, Arizona – block model resource estimate and drilling validation;

•

Clint Strachan, MWH Americas, Inc., Fort Collins, Colorado – tailings storage facility and water collection facilities design;

•

Mike Robb, RR Engineering, Albuquerque, New Mexico – overall study coordination, review, coordination and financial models; and

•

Chris Kaye, Mine & Quarry Engineering Services Inc., San Mateo, California – mill and infrastructure.

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru. It also holds an extensive portfolio of exploration properties in Mexico and Peru.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

RESOURCES: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators under the guidelines set out in The Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We advise U. S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U. S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured, indicated, and inferred categories will be converted into reserves.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

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accepts responsibility for the adequacy or accuracy of this release.